

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 27, 2017

Via E-Mail
Adam Berk
Chief Executive Officer and President
Stem Holdings, Inc.
20283 State Road 7
Boca Raton, Florida 33498

>   **Re: Stem Holdings, Inc.**
>   **Amendment No. 1 to Form 10-12G**
>   **Filed April 5, 2017**
>   **File No. 000-55751**

Dear Mr. Berk:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2017 letter.

Item 1. Business, page 3

1.   We note that OpCo Holdings, Inc. ("OpCo") was formed in 2016 by your founders and their affiliates and your founders and their affiliated entities directly and indirectly own approximately 24.06% of the outstanding stock of OpCo. Please revise to clarify (i) who controls OpCo, (ii) how Oregon Aqusitions JV, LLC, Gated Oregon Holdings, LLC and Kind Care Holdings, LLC are affiliated with OpCo, (iii) whether the Multiparty Agreement requires your acquisition of OpCo if certain milestones are met and (iv) whether OpCo and its subsidiaries are intended to be your only tenants.

Exhibit Index, page 32

2.   Please file all material contracts pursuant to Item 601(b)(10) of Regulation S-K, including the contract to purchase the Willamette Property and the contract to purchase the property at 7827 SE Powell Boulevard. If you do not believe these agreements are material, please provide an analysis as to why they should not be filed as exhibits.

Notes to the Financial Statements, page F-7

7. Commitments and contingencies, page F-13

3.   We note your response to comment 12 and that you believe the acquisition of a farm property in Mulino, Oregon is probable. Please tell us whether the property you intend to acquire is currently owner-occupied, or if it has a leasing history. If the property is currently leased, please clarify whether the lease will be terminated before you acquire the property.

Unaudited Pro Forma Financial Statements of Stem Holdings, Inc., page F-28

4.   Please revise to disclose how you have reflected the approximately $53K liability payable to the 2% shareholders of Patch who did not vote for the merger in the pro forma financial statements.

5.   Please revise the pro forma statements of operations to reflect depreciation expense on the acquired properties as if you had owned them at the beginning of the fiscal year presented. Disclose in the related footnote the assumptions made in determining the amount of the pro forma adjustments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener